Exhibit 2.3

Rong Zhou

Chengwu Sun

and

BEIJING FRANK EDUCATION INVESTMENT AND

MANAGEMENT CO., LTD.

SHARE TRANSFER AGREEMENT

In respect of

100% EQUITY INTERESTS IN QINGDAO BOYANG

SCIENCE AND EDUCATION CO. LTD

January 4, 2008

Share Transfer Agreement

This Share Transfer Agreement (“Agreement”) is entered into on the fourth day of January, 2008:

BETWEEN

Transferors:

1.	Rong Zhou, Chinese citizen, his ID card No. 513029681009001;

2.	Chengwu Sun, Chinese citizen, his ID card No. 370124196810070017;

and

Transferee:

1.	Beijing Frank Education Investment and Management Co., Ltd., a limited liability company established under the laws of the PRC and is legally registered in Beijing registered in Beijing and validly existing, whose registered number is 1101082787362 (1-1).

(The Transferors and the Transferees shall hereinafter collectively be referred to as the “Parties”, “Each of the Transferors and Transferees” or “Each of the Parties”, and a “Party” refers to each of or any of the Transferors and the Transferee, as the case may be)

Whereas:

1.	Qingdao Boyang SCIENCE AND EDUCATION Co. Ltd (“Qingdao Boyang”) is a limited liability company established on April 8, 2005 under the laws of the PRC and legally and validly exists in Qingdao City of Shandong Province, whose registered number is 3702142806278. The legal representative is Rong Zhou; the business scope is education investment consulting services; and education management consulting services; Sales: office supplies, electronics, building materials, decoration materials, clothing (where above the scope of operations subject to licensing, permits are required for operation).

2.	Rong Zhou, Chengwu Sun jointly established Qingdao Boyang with registered capital of RMB 20 million; and holds 51% and 49% of its equity interests respectively without any flaws.

3.	Shandong International Polytechnic School of Translation (private non-enterprise units (legal person) registered number: Lu -min Zheng Zi No. 000401; private school’s operating approval documentation number is: Qing Jiao She Han [2005] No. 37; Private school’s operating license number is: Jiao-min No.3702003020004), is a post secondary school established and invested solely by Qingdao Boyang under PRC laws and regulations (hereinafter referred to as “Qingdao School”); legal representative is Chengwu Sun; School type is secondary vocational qualification education; business scope is: middle-level vocational and technical education, the establishment and creation of apparel , computer applications, electronic technology and application, tourism management and services, hotel management and services, e-commerce, English, Japanese, Korean and other professionals; with its register capital of RMB 2 million.

4.	Qingdao Peking University Resources Technology Development Co., Ltd. (hereinafter referred to as “Qingdao Resources”), is a limited liability company established under the laws of the PRC and legally and validly exists in Qingdao City of Shandong Province. On September 2, 2005, Qingdao Resources entered into Real Estate Transfer Agreement with Qingdao Boyang regarding the real estate located at Danshan FuChang Road No. 2, Chengyang District, Qingdao(“the Real Estate”) and on April 30, 2007 signed “Supplementary Agreement”, in which Qingdao Boyang purchased Qingdao Resources’s Real Estate with consideration of RMB 66.2 million. As of the date of the execution of this Agreement, Qingdao Boyang still owed Qingdao Resources the outstanding purchase payment of the real estate and the penalty fees herein total amount of RMB 37.765 million.

5.	For the operation and education development of Qingdao Boyang and Qingdao School, Transferors decide to transfer the equity interests to Transferee or other Party designated by Transferee according to the terms and conditions under this Agreement.

Based on the foregoing, the Parties hereby agree to effect relevant transaction and the Parties have reached mutual agreement and enter into this Agreement as follows:

Article 1 Share Transfer

1.1	The parties agree that to be subject to the satisfaction of all conditions under Article 2 of this Agreement, Transferors agree to transfer their respective shares to Transferee, together accounting for 100% equity interests of Qingdao Boyang(“Transfer Shares”), and the transferee agrees to accept the transfer of the Transfer Shares.

1.2	Transferors ensure that Transfer Shares are validly registered at relevant authorities and will be free and clear of any liens, encumbrances or pre-emptive rights (except some other provisions under this Agreement)

1.3	All parties confirmed after this transfer, any right and benefits in Qingdao School enjoyed by Transferors will be subsequently transferred to the Transferee.

Article 2 Precondition

2.1	The Parties confirm that the precondition of this share transfer is subject to satisfaction and completion of each of the following conditions or items within one month after the execution of this Agreement:

2.1.1	Qingdao Boyang is the sole registered owners of Qingdao School, and holds 100% equity interests of Qingdao School without any flaw; and is on schedule to pay capital contribution under the articles of associations of Qingdao School. The qualified capital verification institution examined and issued a capital verification report;

2.1.2	The Transferors are the sole registered owners of Qingdao Boyang, and holds 51% and 49% respectively equity interests of Qingdao Boyang without any flaw; and are on schedule to pay capital contribution under the articles of associations of Qingdao School. The qualified capital verification institution examined and issued a capital verification report;

2.1.3	Qingdao Boyang and Qingdao School have properly resolved all the litigation, judicial, administrative or arbitral proceedings, and the Transferee have expressed their satisfaction;

2.1.4	After audited by one of the world’s largest four accounting firms (PricewaterhouseCoopers, Ernst & Young, KPMG and Deloitte Touche Tohmatsu) designated by Transferee, the financial report and book records of Qingdao School should be consistent with the primary audit principles of U.S. GAAP and be able to be completed the first draft of the audit report under U.S. GAAP.

2.2	If any of the conditions set forth in Article 2.1 will not be satisfied within the agreed period for any reason, the Transferee has the right to choose to immediately terminate this Agreement by written prior notice and without any liability for this, and the transfer of shares should be restored to the state prior to the signing of this Agreement.

Article 3 Consideration and Payment Terms

3.1	After consultation, the Parties agree and confirm that the aggregate purchase price for the Transferred Shares shall be Eighty Five Million Renminbi (in figures: RMB 85, 000,000) including two parts, of which One Part is Transferee directly pay to the Transferors in amount of RMB 47.235 million. The payment schedule is as follows:

3.1.1	The first payment: before and on the date of February 7, 2008, the Transferee pays to the Transferors in amount of RMB2 million;

3.1.2	The second payment: before and on the date of May 10, 2008, the Transferee pays to the Transferors in amount of RMB 5.047 million;

3.1.3	The third payment: before and on the date of July 10, 2008, the Transferee pays to the Transferors in amount of RMB 17.6175 million;

3.1.4	The fourth payment: before and on the date of November 10, 2008, the Transferee pays to the Transferors in amount of RMB 10.5705 million;

3.1.5	Priority of payments: before and on the date of December 31, 2007 until no later than January 31, 2008, the Transferee pays to the Transferors in amount of RMB12 million.

3.2	The Second Part of the transfer price is the amount of RMB37.765 million, direct payment by the transferee, to Qingdao Resources (see Annex 1 the Tripartite Agreement entered into by and among Qingdao Resources, Qingdao Boyang and Qingdao School, referred to as “Tripartite Agreement”). If the Transferee defaults to perform the payment obligations under Tripartite Agreement, the transferee should bear the liabilities of breach of Tripartite Agreement and pay the fines.

Article 4 Effectiveness and registration procedure

4.1	The share transferring should be effectiveness upon the execution of such Agreement.

4.2	From the effective date of Agreement, Transferee has the right to appoint and control the management team members of Qingdao School and Qingdao Boyang, and Transferee has decision-making right on important matters.

4.3	The Transferors should be responsible for completing AIC registration procedure of change shareholders of Qingdao Boyang within two months after satisfaction of the following conditions:

(a)	Transferee pays to Qingdao Resource in amount of 34.765 million;

(b)	Transferee pays to Transferors under Article 3.1.1 and 3.1.5.

4.4	From the date of share transfer registration, Transferors confirm and transfer immediately to Transferee all materials in connection with the enrollment, teaching and management of Qingdao School.

4.5	Unless expressly provided in this Agreement, the Transferee will not undertake any obligation or responsibility arising from Qingdao School and Qingdao Boyang including but not limited to:

4.5.1	Any liabilities and/or contingent liabilities occurred before September 30, 2007, and not represent in the “Asset Assessment Report” (ZhongjinHua Assessment Report [2007] No. 41023 See Annex II);

4.5.2	Any debt unrelated to running ordinary education business of Qingdao School occurred after September 30, 2007;

4.5.3	Any non-normal debt related to running ordinary education business occurred after September 30, 2007;

4.5.4	Any obligation or liability arising from Qingdao Boyang or Qingdao School as one party of any contract or agreement including but not limited to guarantee to any third party (other than the Transferee confirmed).

4.6	Transferors should delivery the Real Estate Certificate (QFDQSZ No. 20079434) to Transferee when Transferee pays 34.765 million to Qingdao Resource and 14 million to Qingdao Boyang

Article 5 Parties’ Warranties and Undertakings

5.1	Each of the Transferors warrants and undertakes to the Transferee as follows:

5.1.1	The transferors should be responsible for completing AIC registration procedure of change shareholders of Qingdao Boyang in two months after Transferee pay the due payment to Qingdao Boyang and Qingdao Resource under Article 4.3;

5.1.2	Without the prior written consent of the Transferee, Transferors should not transfer, encumber or otherwise dispose of their all or any rights or obligations under this Agreement, or grant, declare to dispose of their rights or any interest in this Agreement;

5.1.3	Without the prior written consent of the Transferee, Qingdao Boyang and Qingdao School should not pay dividends, should not sell, transfer assets; and should not borrow any loan or provide guarantee to third party.

5.1.4	During the course of Rong Zhou’s employment with Qingdao School, without the written permission of Transferee, he should not, either on his/her account or for any person, company or organization, canvass or solicit, endeavour to canvass or solicit, any business or service, whether or not in Qingdao City, which are in direct competition with Transferee or Qingdao School.

5.1.5	Within the five years from the date of completion of the acquisition, other than Qingdao School dismiss Rong Zhou or Rong Zhou resign because Qingdao School does not perform the obligations under the labor contract, when Rong Zhou submit to termination of employment contract with Qingdao School, Transferee has rights to request Rong Zhou to pay a lump sum of RMB 12.87 million back to Transferee. After Rong Zhou pay back the due payment, the contract terminated.

5.1.6	For the purpose of share transfer, Transferee will be capable to be registered as a new shareholder of Qingdao Boyang; the name, business scope and article of association should be comply with PRC applicable law and regulations; after share transfer, Qingdao Boyang should have right to continue holding capital and assets of Qingdao School.

5.1.7	If any third party claim indemnity to Qingdao School and/or Qingdao Boyang under Article 4.5, Transferors undertake to bear the liabilities; otherwise, Transferee has rights to deduct the amount from relevant payment price. If the relevant share transfer payment price is insufficient to the offset the balance of liabilities, Transferee has rights to claim to Transferors for compensation;

5.1.8	If Transferee found there were serious adverse changes in the balance sheet and business status of Qingdao School after September 30, 2007 before the signing of this agreement (including but not limited to legal, financial, assets, recruitment of teaching, etc.) comparing with the status of assets assessments, the Transferee is entitled to deduction from the transfer price in the corresponding amount of debt, if the transfer price is insufficient to offset the amount of debt so that Transferee is entitled to claim Transferors for compensation;

5.1.9	Transferors provide written confirmation that they shall not use the “Qingdao School” for running business, establishing enterprise and other entity; and agree to give priority to Transferee using the name of “Qingdao School” to apply for trademarks and patents.

5.2	Transferee warrants and undertakes to the Transferors as follows:

5.2.1	To make the school a healthy and stable, sustainable development, Transferee undertakes to retain part of revenues in Qingdao School to develop and expand the educational scale;

5.2.2	Transferee shall provide the normal fees to Qingdao Boyang and Qingdao School, otherwise, Qingdao Boyang and Qingdao School may borrow money from any qualified party. Transferee will enjoy the rights and undertake the normal liabilities arising from normal business operation since September 30, 2007 after 30, except for the non-normal liabilities;

5.2.3	Improve management and treatment of teachers and staff in order to stabilize the teaching force, attract teachers and ensure the sustainable development;

5.2.4	The execution and performance of this Agreement by each of the Transferors is within its statutory rights and power and not beyond its legal business scope

5.2.5	This Agreement does not breach, nor will it result in breaching of Transferee’s any existing agreement, articles of association or memorandum and or legal binding documentation.

Article 6 Breach of the Contract

6.1	If a party to this Agreement (“defaulting party”) failure to fulfill obligations under this Agreement or a breach of its commitments and guarantees under this Agreement, The other party to this Agreement (“non-defaulting party”) is entitled to claim defaulting party for their losses; if defaulting party makes a serious breach of contract, so that the Agreement cannot be continue to perform, then non-defaulting party has right to demand compensation for its breach of contract suffered losses, damages, including but not limited to, the principal and interests of any payments, counsel service fees, and other costs or expenses.

6.2	If the Transferee can not make the payment of consideration in time, Transferee shall pay penalty at the rate of 0.05% per day of unpaid amount to Transferors.

Article 7 Governing Law and Dispute Resolution

7.1	This Agreement is governed by the laws of the PRC.

7.2	Any dispute arising in connection with the performance of this Agreement shall be resolved through friendly consultation between the parties. If the dispute cannot be resolved within 60 days after the consultation, any party may submit the dispute to the people’s court.

Article 8 Others

8.1	This Agreement shall take effect under signing by the legal or authorized representative of each of the Parties. There shall be eight copies of this Agreement. The Transferors and the Transferees shall each hold one copy and the remaining copies shall be used for submission for approval and for registration of change of title.

8.2	This Agreement shall take effect under execution.

Signature page

Transferors:

Rong Zhou

Signature: /S/

Chengwu Sun

Signature: /S/

Transferee:

Beijing Frank Education Investment and Management Co., Ltd. (with Chop)